Exhibit 99.2

Petra

Andreas Typaldos

CEO

1.	Thank you everybody for taking the time to learn about Petra’s merger with Revelation Biosciences. I’m excited to present this opportunity to you after looking at a number of potential companies for Petra to merge with.

2.	I think you will share our excitement at Petra about Revelation. Both because of the opportunity that its merger with Petra represents for Petra’s shareholders. And because of the better health outcomes that could result, for a large segment of healthcare – for people with viral respiratory diseases and COVID-19.

3.	Our excitement stems from a couple of reasons:

a.	As always, first and foremost is the Revelation Team, whom I will introduce shortly. 3 NASDAQ and one NYSE listing are testament to the ability of the mgt and scientific teams to deliver on product development across multiple indications, spanning all stages of drug development, including 8 FDA and EMA approvals. So, we feel confident about Revelation’s ability to execute and deliver on their business plan

b.	Secondly, the therapeutic market of respiratory viral infections and COVID-19 that Revelation is addressing is significant. And, with current COVID-19 developments, it’s urgent and global.

c.	Third, Revelation has developed unique technology in connection with its products that the management team will describe.

4.	So, without further delay, it’s time to meet the Revelation Team. They will describe the Company. Its products and technology. The development path and timeframes. The market, and potential health outcomes for the hundreds of millions of people suffering from viral infectious diseases and COVID-19. And the CFO will also go over the transaction itself.

Then, I think, the prospects and opportunity for the combined company’s shareholders, employees, and many constituencies will be clear and I believe compelling.

So, it’s now my pleasure to introduce Sandra Vedrick, Revelation’s VP of IR and HR, and the Revelation management team. Sandra?

Revelation

Sandra Vedrick

Vice President IR & HR

Thank you, Andy and thank you for taking time to learn about Revelation Biosciences and its merger with Petra.

A copy of the press release is available on Revelation’s website at RevBiosciences.com.

I’d like to remind everyone that today’s call is being recorded and the replay can be found our website.

This conference call today will contain certain forward-looking statements, and this must be viewed in conjunction with the risks that our business entails. Please read Forward-Looking Statements discussion on slide 3 of our corporate slide deck, a copy of which will be attached to Petra’s SEC Form 8-K to be filed with the SEC. Petra will be filing a registration statement with the SEC containing more complete information regarding our business and the proposed transaction and investors should not rely solely on this presentation to make any investment decision.

Thank you and I’ll turn the presentation over to our CEO, James Rolke

Revelation

James Rolke

CEO

Slide 4:

Thank you Sandra and thank you Andreas.

And thank you to the audience for taking the time to learn a little more about revelation biosciences. I am very excited to present to you as we have made significant progress since our inception in May of 2020.

The Covid-19 pandemic really exposed gaps in our ability to detect, treat and prevent respiratory viral infections. Aside from COVID, there are many other existing viruses that have significant social and economic impact, in particular influenza.

Vaccines are only part of the solution as they are very pathogen specific, and their effectiveness can be limited due to viral mutations. We may be starting to see this with the COVID-19 variants.

Revelation decided to take a different approach and develop products that would potentially work pan-virally, meaning for multiple types of virus and viral mutations.

Slide 5:

We accomplished this by developing our products based on modulation or measurement of the innate immune response.

To remind everyone, the innate immune response is our primary defense against infection that is mainly driven by the production and activity of multiple cytokines and chemokines.

These cytokines and chemokines act immediately upon the start of an infection and work in non-specific ways to blunt the ability of a virus to proliferate and survive.

In addition, cytokines and chemokines recruit the adaptive immune response leading to the generation of pathogen specific antibodies. These antibodies take time to develop. This is where vaccines play a role.

Again, Revelation is taking advantage of the innate immune response.

Slide 6.

The 4 key messages I’d like to make today are that we:

a.	Have a multiple products in development that are broadly applicable to many types of viral infection and also have potential uses beyond viral infection.

b.	Our products are all based on a solid scientific foundation and our early clinical biomarker and safety data supports continued development

c.	We have multiple near-term value driving milestones and

d.	We have assembled an excellent management and scientific team with a strong track record for developing drugs and growing organizations.

Slide 7.

Our pipeline consists of our lead product REVTx-99, which is being developed first as a potential treatment for preventing and possibly treating early respiratory viral infection.

In addition, REVTx-99 may also be useful for treating chronic nasal congestion due to allergies or chronic rhinosinusitis.

REVTx-200 is our intranasal adjunct to an IM vaccine to provide a more complete immunization

And finally, REVDx-501 is our rapid at home universal screening test for any type of respiratory infection.

Slide 8.

As I mentioned, we have several near-term value driving milestones. Most importantly, the start of the phase 2 viral challenge study with influenza in the first quarter of 2022 and the start of the phase 1b allergen challenge study at the end of this year.

Slide 9.

Now I’m going to tell you a little more about REVTx-99

Slide 10.

REVTx-99 is given intranasally. The active ingredient is called PHAD.

PHAD interacts with toll-like receptor 4, TLR4, which is widely expressed in the nasal mucosa.

This interaction stimulates the TRIF pathway which leads to the production of multiple protective cytokines and chemokines, including interferons that again work to blunt the ability of a virus to survive and proliferate.

Slide 11.

Interestingly, clinical studies using interferon-alpha drops showed a substantial reduction in clinically confirmed infections for multiple virus types vs. placebo.

Since REVTx-99 produces multiple protective cytokine including interferons, it is believed REVTx-99 will work as well if not better than any single interferon alone.

Slide 12.

In addition, PHAD was studied in a preclinical lethal influenza virus challenge model. As indicated, when given prior to the challenge, PHAD imparted significant protection vs. no treatment.

Slide 13.

Based on this strong scientific foundation we conducted a phase 1 healthy volunteer study.

The primary endpoints were safety and pharmacodynamic effects as measured by intranasal cytokines.

The study consisted of 6 cohorts, the first 5 were single ascending doses and the 6th was 5 daily doses at the highest dose.

Slide 14.

From a safety perspective, REVTx-99 was very well tolerated with no significant or serious adverse events. All adverse events associated with the drug were mild in nature and limited to the local nasal mucosa at the highest doses.

From a biomarker perspective, REVTx-99 induced the production of several protective cytokines including IP10 a key cytokine of interest. As indicated, IP10 was significantly upregulated vs placebo.

Slide 15.

IP10 was chosen a priori as a key cytokine of interest for several reasons, principally.

It is an excellent surrogate for interferons as interferons are required to get to IP10

It is a known TRIF dependent cytokine

And increases in IP10 have been shown to be protective in clinical viral challenge studies with influenza and rhinovirus.

Slide 16.

Here is a box and whisker plot of all IP10 data collected regardless of time. As you can see, there is a nice dose dependent response for intranasal IP10, but also importantly, there is no increase in systemic IP10 which again speaks to the local nature of the drug and its potential safe usage.

Slide 17.

In addition to IP10, several other TRIF dependent cytokines were also upregulated and tracked with IP10. Importantly IL6, an inflammatory cytokine, was not upregulated which again speaks to the drugs potential safety.

Slide 18.

Based on the positive outcome from the phase 1 study, we plan to conduct a phase 2 influenza viral challenge study with REVTx-99 starting in the 1st quarter of 2022. Success in this study is highly predictive of success in later stage real world studies.

Slide 19.

For prevention of viral infection, REVTx-99 may have several broad marketing opportunities.

For seasonal prophylaxis, REVTx-99 would be given to high risk individuals, such as hospital workers, over the course of a season (e.g. the flu season).

For the situational and contact prophylaxis, REVTx-99 would be given over the course of 1 to several days to individuals such as travelers or visitors to a hospital.

Slide 20.

During formulation development it was observed that REVTx-99 may be beneficial for people with allergies or chronic rhinosinusitis.

Slide 21.

The rationale for why this would be is two-fold. First, the protective cytokines produced by REVTx-99 may shift the immune system from an inflammatory state to a more protective state.

And second, the IP10 generated by REVTx-99would compete for the same receptor as Eotaxin. Eotaxin is a chemokine that promotes the allergic response. This competition would result in a down regulation of the allergic response.

Slide 22.

We plan to evaluate REVTx-99 as both a prevention and a treatment in a phase 1b allergen challenge study starting later this year.

Slide 23

REVTx-200 is an earlier stage program, where…

Slide 24.

REVTx-200 would be given intranasally, concurrently with an intramuscular vaccine to give a more complete immunization.

Most respiratory viral vaccines are given IM including all the current COVID vaccines.

While intramuscular vaccination results in a strong systemic immunity, it does not elicit a strong mucosal (for example in the nose) immunity. Since most respiratory viruses enter through the nose this would be desired.

REVTx-200 is believed to work by stimulating protective cytokines and chemokines.

And these work to recruit activated B and T-cells from the systemic space into the mucosal space resulting in a stronger mucosal immunity.

Our plan is to study REVTx-200 in nonclinical studies in the first part of 2022.

Slide 25

Now I’ll tell you a little about our rapid, easy to use at-home diagnostic REVDx-501 also known as REVID

Slide 26

Like all our product candidates, REVID works to detect multiple types of viral infection.

It is similar to a pregnancy test, in that the user collects a sample from the lower portion of the nose, not way up like other products, applies the sample to the application pad and waits about 15 minutes for a result that is read visually

The result is a simple Yes I have a respiratory viral infection or No, I don’t have a respiratory viral infection.

Slide 27.

As such, REVID can be used a universal screening tool to allow for testing of large numbers of people rapidly and inexpensively.

Slide 28.

Like REVTx-99, REVID has multiple potentially broad markets. Most importantly as an individual screening tool that allows the user to make informed decisions on their general health and whether to quarantine or go about their daily lives.

Slide 29.

Testing has shown that the REVID kit correlates very well with PCR for COVID with a 0% false negative rate, meaning no one with an active COVID infection was allowed through the test.

The 14% false positive rate is artificially high.

Those subjects who tested positive using REVID, but negative for COVID by PCR, when subjected to additional PCR testing were shown to have infection with another virus type like rhinovirus, influenza and other coronaviruses.

Thus, the test works as it is supposed to as a universal screening tool.

Slide 30.

Pause and then advance

Slide 31.

Our Board is comprised of industry veterans with skills that are complimentary to those required to develop drugs and grow companies.

Slide 32.

In addition, we have assembled a fantastic management and scientific team with proven track records of success.

Slide 33.

Lastly, I want to remind you of the four key takeaways.

We have multiple products in development with broad applicability to viral infection and beyond

Our product candidates are all based on a strong scientific foundation

We have several near-term value driving milestones including two clinical studies

And we have the right management and scientific team to get it done.

With that, I’ll turn it over to Chester Zygmont our CFO, to talk about the transaction.

Revelation

Chester Zygmont III

CFO

Transaction Overview:

Thank you James.

Slide 35

Highlights from the transaction between Revelation and Petra include Petra’s IPO in October 2020 of approximately $74 million, which under the rules governing SPACs is held in trust and will be released to the company, after closing following any requested redemptions,

Revelation is to receive stock consideration totaling $105 million, this is an issuance of 10.5 million Petra shares at the IPO price of $10, and after the transaction is closed, the net proceeds remaining in the Petra trust account, after payment of expenses, will be available to help fund the continued development of the company’s therapeutic and diagnostic candidates.

When we refer to the continued development of our therapeutic and diagnostic candidates, the therapeutic includes the Phase 2 Viral Challenge Study, and further program development needs to reach a Phase 3 study.

This also includes a Phase 1 study of REVTx-99 for the treatment of chronic nasal congestion and the continued development of REVDx-501, our diagnostic candidate.

Assuming limited redemptions, our expected runway of this cash brings us into Q2 of 2023.

In addition, the Revelation leadership – both management and board – will be the successors of the company.

Revelation is also expected to be traded on Nasdaq under the ticker symbol, REVB, after the closing of the transaction, expected in Q4 of 2021.

Slide 36

Examining the transaction overview, under the Sources and Uses previously mentioned, Petra has $73.5 million in trust with an equity rollover of $105 million for Revelation, and Petra’s Sponsor having $18.4 million totaling $196.9 million dollars from the Sources.

Looking at the Uses, two items that stand out are the net cash to Revelation’s balance sheet of approximately $65 million, with assumed transaction expenses of $8.5 million.

The approximate $65 million in net proceeds, however, assumes no investor redemption of amounts from the Petra trust fund.

This assumption is not necessarily indicative of what has been realized by other similar SPAC transactions and at this point in time we cannot offer assurances as to the amount we will yield from the trust.

On a Proforma basis, the equity value of the company is $197.9 million with a Proforma Enterprise value $127.7 million.

In the area of Proforma Ownership, Revelation shareholders will hold 53.6% of the company, the Petra public shareholders will hold 37.1%, and the Petra Sponsor will hold 9.3% of the overall company after the close.

The proforma ownership estimates also assume that Petra shareholders will not request redemption of any of their shares.

Beneficial Holders:

Slide 38 -

Regarding Revelation’s beneficial holders prior to the merger, currently Dr. George Tidmarsh our chairman and largest single shareholder, holds 17.5% of Revelation’s shares on a fully diluted basis.

The Company management holds 30.7% of Revelation’s shares, on a fully diluted basis. Institutions that hold Revelation stock include, AXA Prime Impact Fund, LifeSci Venture Partners, and Monashee investments.

Management’s ownership of Petra will be based on that portion of the 10.5 million Petra shares to which they are entitled on a proforma basis.

At this time I will turn it back over to James.

Revelation

James Rolke

CEO

Thank you Chester, and thank everyone for taking the time to listen about Revelation Biosciences. At this time we will open for questions. Sandra?

Revelation

Sandra Vedrick

Vice President IR & HR

Thank you, James.

We will proceed with your questions and I would like to caution each of you that our comments may be limited in some regard under applicable securities laws. First, to the extent any of our responses contain forward-looking statements, any such forward-looking statements are qualified as being subject to a number of risks and uncertainties, and our actual results may differ materially.  Certain of the factors that may have an effect on any such forward-looking statements are identified in Petra’s SEC filings and other public documents. Our comments will be further limited in accordance with SEC Regulation FD, as this meeting is not deemed by the SEC to be a Regulation FD compliant forum; thus, we are only allowed to provide information that is currently available in Petra’s public filings. Operator?

Revelation

James Rolke

CEO

Thank you for taking the time to learn about Revelation Biosciences. Good bye.